Exhibit 99.2

Second Quarter Report
2004

For the period ended June 30, 2004

IMI International Medical Innovations Inc.
Toronto Stock Exchange: IMI
American Stock Exchange: IME
www.imimedical.com

IMI Announces Second Quarter Results	2

MESSAGE TO SHAREHOLDERS

IMI International Medical Innovations Inc. is pleased to announce its results for the second quarter of fiscal 2004 ended June 30, 2004.

Operational Highlights
During the second quarter IMI achieved several important and exciting milestones.

Most notably, we concluded an exclusive worldwide license agreement with McNeil Consumer Healthcare that builds on the existing Canadian and North American laboratory agreement for our predictive cardiovascular disease test, branded as PREVU* Coronary Heart Disease Predictor. This agreement positions IMI to capitalize on significant commercial potential in multiple fields of use, in the U.S., European and other major markets around the world. Further, we made an initial shipment of product to McNeil, recording $100,000 in sales revenue.

Our cancer franchise also continued to build strong momentum. New data on LungAlert™ was presented at the American Thoracic Society conference in May to a very favorable response. The data showed that our test may be useful as an initial screening test to identify high-risk subjects, which is encouraging given that there is currently no simple, widely available screening test for lung cancer. Such forums, which are important opportunities to present and publish data, are critical to building acceptance of IMI’s novel approach to screening for disease.

More recently, positive study results for our breast cancer test were published in the prestigious journal Cancer, showing that our test could differentiate between early-stage cancerous and non-cancerous samples in women with Stage 1 breast cancer. Our next step, anticipated later this year, will be to initiate a pivotal study with the aim of confirming and extending these findings.

Also during the second quarter, Tim Currie was appointed Vice President, Corporate Development. Since joining IMI as Director, Business Development, Mr. Currie has successfully built strategic relationships, including the recent worldwide license agreement with McNeil. In his new role, Mr. Currie will drive strategic initiatives to enhance the value of the company and its product opportunities.

In addition, Ron Henriksen was elected to the company’s Board of Directors at IMI’s annual shareholders’ meeting in June. Mr. Henriksen has more than 30 years of experience in the healthcare field, working in the pharmaceutical, biotechnology, consulting and venture capital industries. He brings proven expertise in the U.S. and global marketplaces, having completed more than 65 licensing, research collaboration and acquisition agreements with a variety of partners.

IMI Announces Second Quarter Results	3

Subsequent Events
In late July, IMI was notified that an abstract titled Skin Tissue Cholesterol is Associated with Angina, Diabetes, and History of Stroke/TIA in Subjects with Coronary Artery Disease, by M. Gupta, M. Tsigoulis, and M. Evelegh, has been accepted for presentation at the Canadian Cardiovascular Conference, which will be held on October 23 – 29, 2004, in Calgary, Alberta.

Also subsequent to quarter end, IMI learned that two of its U.S. skin cholesterol patents have been listed as abandoned by the United States Patent and Trademark Office (PTO) for failure to pay maintenance fees. The failure to pay these maintenance fees appears to have occurred while management of the files was being transferred between U.S. and Canadian patent agents.

Maintenance fees are to be paid periodically, and companies typically rely on patent counsel and other services to monitor and make these payments on time. IMI and its agents have initiated the process to seek reinstatement of the patents. This process could take several months and there is no assurance that we will be successful. Most importantly, at this time our commercialization plans for PREVU* have not been affected.

Outlook
To have taken our first product from development through to commercialization is a major achievement. We are now working to expand our clinical program with new studies, which will help to further validate IMI’s products. New data helps advance the regulatory process, is a valuable marketing tool and drives global awareness of IMI’s unique predictive medicine tests.

In conclusion, over the past several years, we have assembled a team with depth of expertise as well as a strong portfolio of technologies, both of which equip IMI to replicate its success with PREVU* with the cancer franchise. Overall, we are making excellent progress towards our strategic goals, while building international enthusiasm and acceptance of new approaches to screening for disease.

We appreciate your continuing support.

Sincerely,

Brent Norton, MD, MBA

IMI Announces Second Quarter Results	4

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
For the three months ended June 30, 2004 (Q2 2004), IMI reports a net loss of $1,480,000 or $0.07 per share compared to a loss of $833,000 or $0.04 per share for the quarter ended June 30, 2003 (Q2 2003). For the six months ended June 30, 2004, the Company reports a net loss of $2,562,000 or $0.12 per share, compared with $1,644,000 or $0.08 per share for the six months ended June 30, 2003.

The Company reports its first sales of its skin cholesterol tests during the quarter. Initial shipments of the product were made to its marketing partner, McNeil Consumer Healthcare, a Johnson & Johnson company. As reported on May 28, 2004, the Company expanded its Canadian marketing agreement with McNeil and completed a worldwide licensing agreement to sell the Company’s tests under the brand name PREVU* Coronary Heart Disease Predictor. In accordance with the financial terms of the agreement, the Company received an upfront payment of $3.0 million and will receive additional payments of up to $15.75 million upon the achievement of specific milestones, which is in addition to the $3.3 million in milestones from IMI’s existing Canadian license agreement. The upfront cash payment has been deferred in accordance with accounting requirements and is being recognized into income over the term of the agreement. Therefore, $26,725 has been reported as license revenue for Q2 2004.

Research and development expenditures for the quarter increased by $433,000 to $776,000 compared to $343,000 in Q2 2003. Total research expenditures for the six months ended June 30, 2004 and June 30, 2003 amounted to $1,348,000 and $697,000, respectively.
Spending on clinical trials during the quarter for skin cholesterol and cancer amounted to $112,000 compared to $17,000 during fiscal 2003, an increase of $95,000. This includes several new trials that commenced in the latter part of 2003. Expenditures on intellectual property increased to $32,000 for the quarter compared to $15,000 in fiscal 2003. Subcontract research increased by $80,000 in support of the design and development of new formats of the skin cholesterol technology. Salaries and benefits increased by $147,000 during the quarter reflecting annual increases plus incentive compensation based on achievement of pre-determined milestones. Stock-based compensation related to research activities in Q2 2004 resulted in non-cash expenses of $56,000, compared to $1,000 for Q2 2003. Other development costs remained at fairly constant levels during the period.

General and administration expenses amounted to $766,000 for the quarter compared to $594,000 in Q2 2003, an increase of $172,000. Total general and administration expenses for the six months ended June 30, 2004 and June 30, 2003 amounted to $1,287,000 and $1,113,000, respectively. Professional fees increased by $36,000 for the quarter, in part related to the global licensing agreement. Liability insurance expense for Q2 2004 increased by $21,000 over Q2 2003 as a result of the September 2003 U.S. listing on the American Stock Exchange. However, other expenses related to the U.S. listing were lower by $51,000 in Q2 2004 compared to Q2 2003. Annual report, annual meeting and investor relations expenses were lower by $57,000 for the quarter compared to the corresponding period in 2003. Salaries and benefits increased by $105,000 over 2003 levels, reflecting annual increases plus incentive

IMI Announces Second Quarter Results	5

compensation based on achievement of pre-determined milestones. Stock-based compensation related to administration resulted in a non-cash expense of $51,000 for the quarter compared to $8,000 for Q2 2003.

Amortization expenses for equipment and acquired technology for the three months and six months ended June 30, 2004 amounted to $63,000 and $120,000, respectively. This is an increase of $18,000 and $33,000, respectively, over the corresponding periods in 2003. Purchases of equipment to support clinical trials and manufacturing amounted to $78,000 and $151,000 for the three and six months ended June 30, 2004, respectively.

Recoveries of provincial scientific tax credits amounted to $63,000 for the quarter, compared to $78,000 in 2003. Total recoveries for the six months ended June 30, 2004 and 2003 amounted to $100,000 and $116,000, respectively. Interest income amounted to $30,000 for the quarter, compared to $57,000 for Q2 2003. This decrease resulted from lower interest rates on invested cash and lower cash balances through most of the quarter.

Liquidity and Capital Resources
As at June 30, 2004 the Company had cash, cash equivalents and short-term investments totaling $7,194,000 ($6,697,000 as at December 31, 2003). During the quarter, the Company received a $3,000,000 upfront payment upon the signing of the worldwide marketing agreement with McNeil and $13,000 from the exercise of options. Cash provided by (used in) operating activities during the quarter, including the previously mentioned upfront payment of $3,000,000, amounted to $1,459,000 compared to $(764,000) in Q2 2003. For the six months ended June 30, 2004 and 2003, respectively, cash provided by (used in) operating activities amounted to $624,000 and $(1,622,000), respectively. The Company has no long-term debt.

Quarterly Financial Information
The following is a summary of unaudited quarterly financial information for each of the last eight quarters.

	2004		2003				2002

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Net sales	$100,000	nil	nil	nil	nil	nil	nil	nil

License revenue	$26,725	$1,725	$1,725	$1,725	$1,725	$1,725	nil	nil

Investment tax credits	$63,000	$37,000	$50,929	$56,634	$77,583	$38,000	$45,000	$45,000

Interest income	$29,637	$27,527	$85,080	$48,383	$69,477	$65,482	$70,789	$84,753

Net loss	$1,479,666	$1,082,700	$1,426,801	$992,174	$832,574	$811,162	$937,098	$1,089,167

Net loss per share(1):
- basic	$0.07	$0.05	$0.06	$0.05	$0.04	$0.04	$0.05	$0.05
- diluted	$0.07	$0.05	$0.06	$0.05	$0.04	$0.04	$0.05	$0.05

Note:
(1)	Net loss per share has been calculated on the basis of net loss for the period divided by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for the three months ended June 30, 2004 was 21,264,052.

IMI Announces Second Quarter Results	6

Factors That Could Affect Future Results
This report contains forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results or outcomes to differ materially from those described in such forward-looking statements. Investors should consider each of the following factors as well as other information in the Annual Report, the Annual Information Form and Form 20-F for the year ended December 31, 2003 in evaluating the Company’s business and its prospects. These documents are available on SEDAR at www.sedar.com and/or on Edgar at www.edgar-online.com.

To date, the Company has financed its activities through the issuance of shares and the recovery of research tax credits (ITCs). The Company believes that, based on historic cash expenditures and the current expectation of further revenues from partnering activities and product sales, its existing cash resources together with the investment tax credits receivable of $280,000 will be sufficient to meet its current operating and capital requirements and that no additional funds would be required to support ongoing product development, research and clinical trials of its current technologies.

The Company is exposed to financial market risks such as interest rates and foreign exchange fluctuations. The Company invests its funds in short-term high-grade financial instruments with varying maturities. Since the Company’s intention is to hold these securities to maturity, adverse changes in interest rates would not have a material effect on the Company’s results of operations. The company makes commitments with foreign suppliers for clinical trials and other services. Adverse changes in foreign exchange rates could increase the cots of these services to the Company.

For further information, refer to the more specific factors and uncertainties discussed in the Company’s audited financial statements and notes thereto for the fiscal year ended December 31, 2003.

Ron Hosking, CA
Vice President and Chief Financial Officer

IMI Announces Second Quarter Results	7

IMI International Medical Innovations Inc.
Interim Consolidated Financial Statements
(Unaudited)

Six months ended June 30, 2004 and 2003

NOTICE TO READER

The attached consolidated financial statements have been prepared by management of IMI International Medical Innovations Inc. The consolidated financial statements for the six- month periods ended June 30, 2004 and 2003 have not been reviewed by the auditors of IMI International Medical Innovations Inc.

IMI Announces Second Quarter Results	8

IMI International Medical Innovations Inc.
Incorporated under the laws of Canada

Consolidated Balance Sheets
(in Canadian Dollars)
(Unaudited)
As at June 30, 2004 and December 31, 2003

	June 30	December 31
	2004	2003

ASSETS
Current
Cash and cash equivalents	$2,257,175	$61,625
Short-term investments	4,936,769	6,635,135
Accounts receivable	53,500	-
Prepaid expenses and other receivables	237,926	340,489
Investment tax credits receivable	280,000	180,000

Total current assets	7,765,370	7,217,249

Capital assets, net	476,757	403,205
Acquired technology, net	408,216	453,573

	$8,650,343	$8,074,027

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable	$277,249	$139,435
Accrued liabilities	251,550	403,213

Total current liabilities	528,799	542,648

Deferred revenue	3,064,650	93,100

Total liabilities	3,593,449	635,748

Shareholders' equity
Capital Stock	25,069,827	24,780,846
Warrants	204,200	312,200
Deficit	(20,217,133)	(17,654,767)

Total shareholders' equity	5,056,894	7,438,279

	$8,650,343	$8,074,027

See accompanying notes

IMI Announces Second Quarter Results	9

IMI International Medical Innovations Inc.

Consolidated Statements of Loss and Deficit
(Unaudited)

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

REVENUE
Sales revenue	$100,000	$-	$100,000	$-
License revenue	26,725	1,725	28,450	3,450

	126,725	1,725	128,450	3,450
Cost of sales	93,464	-	93,464	-

Gross Profit	33,261	1,725	34,986	3,450

EXPENSES
Research and development	776,392	342,707	1,347,502	697,479
General and administration	766,149	594,051	1,286,703	1,112,848
Amortization	63,023	44,601	120,291	87,401

	1,605,564	981,359	2,754,496	1,897,728

RECOVERIES AND OTHER INCOME
Investment tax credits	63,000	77,583	100,000	115,583
Interest	29,637	69,477	57,144	134,959

	92,637	147,060	157,144	250,542

Net loss for the period	(1,479,666)	(832,574)	(2,562,366)	(1,643,736)

Deficit, beginning of period	(18,737,467)	(14,403,218)	(17,654,767)	(13,592,056)

Deficit, end of period	$(20,217,133)	$(15,235,792)	$(20,217,133)	$(15,235,792)

Basic and diluted loss per share	$(0.07)	$(0.04)	$(0.12)	$(0.08)

Weighted average number of common shares outstanding	21,264,052	20,927,277	21,263,515	20,871,084

See accompanying notes

IMI Announces Second Quarter Results	10

IMI International Medical Innovations Inc.

Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

OPERATING ACTIVITIES
Net loss for the period	$(1,479,666)	$(832,574)	$(2,562,366)	$(1,643,736)
Add items not involving cash
Amortization	69,623	44,601	126,891	87,401
Stock compensation costs included in:
Research and development expense	55,887	1,080	76,069	4,166
General and administrative expense	50,963	8,025	85,144	21,270
Loss on sale of capital asset	-	5,230	-	5,230

	(1,303,193)	(773,638)	(2,274,262)	(1,525,669)
Net change in non-cash working capital balances related to operations	(211,559)	11,850	(72,815)	(92,527)
Increase (decrease) in deferred revenue	2,973,275	(1,725)	2,971,550	(3,450)

Cash provided by (used in) operating activities	1,458,523	(763,513)	624,473	(1,621,646)

INVESTING ACTIVITIES
Short term investments	623,950	754,961	1,698,366	1,452,765
Purchase of capital assets	(77,653)	(21,920)	(150,657)	(31,432)

Cash provided by investing activities	546,297	733,041	1,547,709	1,421,333

FINANCING ACTIVITIES
Issuance of capital stock, net	12,500	-	23,368	143,000

Cash provided by financing activities	12,500	-	23,368	143,000

Net increase (decrease) in cash and cash equivalents during the period	2,017,320	(30,472)	2,195,550	(57,313)
Cash and cash equivalents
- Beginning of period	239,855	123,610	61,625	150,451

- End of period	$2,257,175	$93,138	$2,257,175	$93,138

Represented by
Cash	$891,391	$93,138	$891,391	$93,138
Cash equivalents	1,365,784	-	1,365,784	-

	$2,257,175	$93,138	$2,257,175	$93,138

See accompanying notes

IMI Announces Second Quarter Results	11

IMI International Medical Innovations Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2004
[In Canadian dollars unless otherwise noted]

(Unaudited)

1.	NATURE OF THE COMPANY AND BASIS OF PRESENTATION

IMI International Medical Innovations Inc. [the “Company”] operates in a single business segment and is a predictive medicine company dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The Company licenses, develops and initiates the commercialization of novel, medical technologies developed by various research institutions throughout the world.

The Company currently owns patents for a test to measure skin cholesterol and has in-licensed the technologies for tests to detect the presence of a cancer-specific marker intended for use in colorectal, lung and other cancers. In addition, the Company has patents pending for color measurement in biological reactions and has a right of first refusal on certain genomics-related technologies in the predictive medicine field.

2.	ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto for the fiscal year ended December 31, 2003. Where appropriate, these financial statements include estimates based on management’s judgment.

Effective January 1, 2004 the Company adopted the guidelines relating to the disclosure requirements of variable interest entities as required by the Canadian Institute of Chartered Accountants’ [“CICA”] Accounting Guideline No. 15, “Consolidation of Variable Interest Entities”. The adoption of this pronouncement had no effect on the Company’s consolidated financial statements.

Revenue recognition

Upfront payments received from licensees are deferred and recognized into income over the term of the agreement. Revenue from sales of product to licensees is recognized when the product is shipped to the licensee, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped.

IMI Announces Second Quarter Results	12

Manufacturing equipment
The purchase of moulds required for the manufacture of product are capitalized and amortized over the useful life of the asset on the basis of units produced.

Comparative consolidated financial statements

The consolidated financial statements for the three and six month period ended June 30, 2003 have been reclassified from statements previously presented to conform to the presentation of the 2004 consolidated financial statements for the three and six month period ended June 30, 2004.

3.	STOCK-BASED COMPENSATION

On January 1, 2003, the Company prospectively adopted the recommendations in The Canadian Institute of Chartered Accountants [“CICA”] Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments” [“Section 3870”]. The new recommendations are generally applicable only to awards granted after the date of adoption.

Section 3870 requires that options issued to employees are accounted for using the fair value method of accounting. Previously, no compensation expense was recognized for stock options granted to employees. For stock options awarded to employees prior to January 1, 2003 but subsequent to January 1, 2002, pro forma disclosure of net loss and loss per share is provided as if these awards were accounted for using the fair value method.

The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees between January 1, 2002 and December 31, 2002 had been determined based on the fair value method.

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

Net loss as reported	$(1,479,666)	$(832,574)	$(2,562,366)	$(1,643,736)
Estimated stock-based compensation costs	(60,984)	(79,584)	(121,968)	(152,098)

Pro forma net loss	$(1,540,650)	$(912,158)	$(2,684,334)	$(1,795,834)

Pro forma basic and diluted loss per common share	$(0.07)	$(0.04)	$(0.13)	$(0.09)

The assumptions used to calculate the fair value of stock compensation expense using the Black-Scholes option pricing model for options granted in 2002 were approximately as follows: risk free interest rate of 4.56%, expected dividend yield of nil, expected volatility of 55.5%, and expected option life of 5 years. Additional disclosure relating to stock-based compensation is provided in the Company’s financial statements as at and for the fiscal year ended December 31, 2003.

IMI Announces Second Quarter Results	13

4.	SHARE CAPITAL
	a)	Authorized
The authorized capital of the Company consists of an unlimited number of common shares, without nominal or par value, and an unlimited number of preferred shares, issuable in series.

	b)	Issued and outstanding shares

		Stated	Contributed
	Number	value	surplus	Total
Common shares	#	$	$	$

Balance, December 31, 2003	21,260,902	24,056,853	723,993	24,780,846
Issued on exercise of options	3,150	10,868	-	10,868
Issuance of stock options	-	-	52,563	52,563
Expiry of warrants	-	-	108,000	108,000

Balance, March 31, 2004	21,264,052	24,067,721	884,556	24,952,277
Issued on exercise of options	5,000	12,500	-	12,500
Issuance of stock options	-	-	105,050	105,050

Balance, June 30, 2004	21,269,052	24,080,221	989,606	25,069,827

c)	Options

		Weighted Average
	Shares	Exercise Price
	#	$

Balance, December 31, 2003	1,971,785	3.46
Granted	185,000	3.99
Exercised	(3,150)	3.45
Expired	(89,350)	3.72

Balance, March 31, 2004	2,064,285	3.50
Granted	46,000	3.38
Exercised	(5,000)	2.50

Balance, June 30, 2004	2,105,285	3.50

5.	CONSOLIDATED STATEMENTS OF CASH FLOWS
Changes in non-cash working capital balances related to operations comprise of:

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

Accounts receivable	$(53,500)	$-	$(53,500)	$-
Prepaid expenses and other receivables	39,192	(42,252)	98,963	103,869
Investment tax credits receivable	(63,000)	94,000	(100,000)	56,000
Accounts payable and accrued liabilities	(134,251)	(39,898)	(18,278)	(252,396)

	$(211,559)	$11,850	$(72,815)	$(92,527)

Included in accounts payable and accrued liabilities are capital asset acquisitions of $4,429, which have not been included in the consolidated statement of cash flows.